April 8, 2011

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E. Stop 4631
Washington, D.C. 20549
Attn:  John Hartz, Senior Assistant Chief Accountant

Re:          Form 10-K for the Fiscal Year ended November 30, 2010
Schedule 14A filed on February 17, 2011
File No. 1-1520

Ladies and Gentlemen:

We received your letter dated March 16, 2011 including comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-referenced documents filed by GenCorp Inc. (the “Company”).  For your convenience, we have included the Staff comments in the body of this letter and have provided responses thereto immediately following each comment.

With respect to Comment 6, you have asked about the materiality analysis performed with respect to certain misstatements in previously reported financial statements.  At the time of each such analysis, we prepared a memorandum detailing our quantitative and qualitative evaluation.  By separate letter to be delivered to the Staff on or prior to April 13, 2011, we are providing the Staff with a copy of each of these memoranda and are requesting confidential treatment for such memoranda, as they contain sensitive information not available in the public domain.

FORM 10-K FOR THE YEAR ENDED NOVEMBER 30, 2010

Item 1 – Business, page 1

1.
We note your disclosure on page 40 relating to your devotion of a significant amount of resources and management attention to environmental matters and that you actively manage your ongoing processes to comply with environmental laws and regulations.  We also note the related disclosure in your risk factors on pages 16 and 17.  Please revise in future filings to provide disclosure regarding the material effects that compliance with Federal, state and local provisions which have been enacted or adopted regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment, may have upon your capital expenditures, earnings and competitive position.  Please disclose any material estimated capital expenditures for environmental control facilities for the remainder of your current fiscal year and your succeeding fiscal year and for such further periods as you deem material.  Refer to Item 101(c)(1)(xii) of Regulation S-K.

In accordance with the Staff’s comment, the Company will include in future filings the disclosures required regarding the material effects that compliance with Federal, state and local provisions which have been enacted or adopted regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment, may have upon our capital expenditures, earnings and competitive position in Item 1 of the Form 10-K.

The Company will include the following revised disclosure in its next Form 10-K filing:

Environmental Matters

Our current and former business operations are subject to, and affected by, federal, state, local, and foreign environmental laws and regulations relating to the discharge, treatment, storage, disposal, investigation, and remediation of certain materials, substances, and wastes. Our policy is to conduct our business with due regard for the preservation and protection of the environment. We continually assess compliance with these regulations and we believe our current operations are in compliance with all applicable environmental laws and regulations.

Securities and Exchange Commission
April 8, 2011

Operation and maintenance costs associated with environmental compliance and management of contaminated sites are a normal, recurring part of operations. Most of our environmental costs are incurred by our Aerospace and Defense segment, and certain of these costs are allowable to be included in our contracts with the United States (“U.S.”) government or reimbursable by Northrop Grumman Corporation (“Northrop”).  Prior to the third quarter of fiscal 2010, approximately 88% of such costs related to our Sacramento site and our former Azusa site were included in U.S. government contracts or reimbursed by Northrop.  Subsequent to the third quarter of fiscal 2010, because we reached the reimbursement ceiling under the Northrop Agreement, approximately 63% of such costs are included in U.S. government contracts.  However, we are seeking to amend our agreement with the U.S. government to increase the amount includable in U.S. government contracts.  There can be no assurances that we will be successful in this pursuit.

The inclusion of such environmental costs in our contracts with the U.S. government does impact our competitive pricing and earnings; however, we believe that this impact is mitigated by driving improvements and efficiencies across our operations as well as our ability to deliver innovative and quality products to our customers.

Under existing U.S. environmental laws, a Potentially Responsible Party (“PRP”) is jointly and severally liable, and therefore we are potentially liable to the government or other third parties for the full cost of remediating the contamination at our facilities or former facilities or at third-party sites where we have been designated as a PRP by the Environmental Protection Agency or state environmental agencies. The nature of environmental investigation and cleanup activities requires significant management judgment to determine the timing and amount of any estimated future costs that may be required for remediation measures. Further, environmental standards change from time to time.  However, we perform quarterly reviews of these matters and accrue for costs associated with environmental remediation when it becomes probable that a liability has been incurred and the amount of the liability, usually based on proportionate sharing, can be reasonably estimated. These liabilities have not been discounted to their present value as the timing of cash payments is not fixed or reliably determinable.

We did not incur material capital expenditures for environmental control facilities in fiscal 2010 nor do we anticipate any material capital expenditures in fiscal 2011 and 2012.  See Management’s Discussion and Analysis in Part II, Item 7 “Environmental Matters” of this Report for additional information.

Additional information on the risks related to environmental matters can be found under "Risk Factors" in Item 1A. of this report, including the material effects on compliance with environmental regulations that may impact our competitive position and operating results.

Intellectual Property – Page 9

2.
We note the disclosure that you do not believe the loss or expiration of any single patent would have a material adverse effect on your company.  With a view towards future disclosure, please tell us whether any group of patents or trademarks is material to your company.

The Company advises the Staff that no group of patents or trademarks is material to the Company and its competitive posture in the markets in which we compete.  The Company does not rely on trademarks, licenses, franchises, or concessions as material elements of its intellectual property portfolio.  The Company does not rely on any individual patent or group of patents alone to protect any material intellectual property.  Instead, the Company relies both on selected patents and trade secret protections to maintain its competitive edge in the markets in which it competes.  The Company uses patents selectively both (1) to protect specific inventions whose characteristics and features would be obvious to competitors, such as mechanical designs or structures, and (2) to establish that the Company has made inventions in particular areas of relevant technologies and thus can prevent competitors from claiming exclusive rights in those technologies through competing patents.  The Company relies more extensively on trade secrets to protect specific inventions whose characteristics and features are not obvious to competitors, such as propellant formulations or materials and manufacturing processes and procedures, to protect significant intellectual properties.  Therefore, no single patent nor group of patents is material to the Company, as we do not rely on patents alone to protect our intellectual property rights that are the basis for our competitive posture.

Securities and Exchange Commission
April 8, 2011

3.	Please revise in future filings to discuss the duration of your intellectual property. Refer to Item 101(c)(1)(iv) of Regulation S-K.

The Company advises the Staff, as discussed in the response to Comment 2, the Company relies primarily on trade secret protections and, to a lesser extent, selected patents to protect its intellectual properties that are used in the business.  If trade secrets are properly protected under applicable state and federal laws, they can be maintained in perpetuity.  The Company does maintain its material trade secrets in accordance with those legal requirements and has been successful in protecting trade secrets for many years and in some instances over several decades.  When a patent is obtained to protect a specific invention, the patent will be maintained as long as the underlying invention has value in the competitive markets in which we compete.  If the patented invention is incorporated into a product sold to a customer, the patent will typically be maintained to its expiration, approximately twenty years.  Given the advantages of incumbency in our markets, however, where long program lives and high barriers to compete against qualified products generally ensure long-term sole-source supplier status, long-term intellectual property protections are often not necessary to maintain an incumbent market position.  Therefore, long-term patent protection for established products is typically not a material concern to the Company.  By contrast, long-term trade secret protection typically is a material concern to the Company for certain products, materials, and manufacturing processes.

Item 1A – Risk Factors, page 11

4.	In future filings, please expand your discussion about future reductions or changes in U.S. spending, to provide a more specific, meaningful and updated information about:

-	The historic federal budget deficits, and the long term implication for your company;
-	Proposed or approved DOD cuts and their potential impact on your company; and
-	Specific company revenue streams for which there is reasonable uncertainty as to their future funding.

In accordance with the Staff’s comments, the Company will expand its discussion about future reductions or changes in U.S. government spending as it relates specifically to the Company.

The Company will include the following revised disclosure in its next Form 10-K filing:

Future reductions or changes in U.S. government spending could adversely affect our financial results.

Our primary aerospace and defense customers include the DoD, and its agencies, the government prime contractors that supply products to these customers, and NASA. As a result, we rely on particular levels of U.S. government spending on propulsion systems for defense and space applications and armament systems for precision tactical weapon systems and munitions applications, and our backlog depends, in a large part, on continued funding by the U.S. government for the programs in which we are involved. These spending levels are not generally correlated with any specific economic cycle, but rather follow the cycle of general political support for this type of spending. Moreover, Congress generally appropriates funds for a given program on a fiscal year basis even though contract performance may take more than one year. As a result, at the outset of a major program, the contract is usually incrementally funded, and additional monies are normally committed to the contract by the procuring agency only as Congress makes appropriations for future fiscal years. In addition, most U.S. government contracts are subject to modification if funding is changed. Any failure by Congress to appropriate additional funds to any program in which we participate, or any contract modification as a result of funding changes, could materially delay or terminate the program and could have a material adverse effect on our operating results, financial condition, and/or cash flows.

Securities and Exchange Commission
April 8, 2011

The Standard Missile program represented 26% of our net sales for fiscal 2010.  As of November 30, 2010, the Standard Missile program has $298.3 million in total contract backlog of which $142.9 million is funded (the amount for which money has been directly appropriated by the U.S. Congress).

Broad support continues for DoD and NASA funding in the Government Fiscal Year ("GFY") ending September 30, 2011 and beyond. However, these federal department/agency budgets are under severe pressure due to the cost impacts of military operations and a rising U.S. federal deficit. As a result, the DoD budget is expected to remain flat or grow at modest levels through 2012. During the same time period the NASA budget is authorized to grow modestly but may remain flat or decline slightly.

In years when the U.S. government does not complete its budget process before the end of its fiscal year, government operations typically are funded through a continuing resolution that authorizes agencies of the U.S. government to continue to operate, but does not authorize new spending initiatives. When the U.S. government operates under a continuing resolution, delays can occur in the procurement of products and services. The U.S. government is currently operating under a continuing resolution, and its budget for 2011 has not been finalized. This historically has not had a material effect on our business; however, should the continuing resolution be prolonged further or extended through the entire GFY, it may cause procurement awards to shift and could cause our sales to vary between periods from that projected.

A significant decrease in DoD and/or NASA expenditures, the elimination or curtailment of a material program in which we are involved, or changes in payment patterns of our customers as a result of changes in U.S. government spending, particularly concerns about increased deficit spending, could have a material adverse effect on our operating results, financial condition, and/or cash flows.

Item 7 – Management’s Discussion and Analysis of Financial Results and Operations, page 30

5.
In future filings, please discuss in your overview section the most important matters on which management focuses in evaluating the company’s operating performance and financial condition, and provide context for the discussion of the financial statements.  An overview section should provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which management is most focused, as well as the actions they are taking to address these opportunities, challenges and risks.  For example, we note your disclosure on page 2 that the departments and agencies within the U.S. government are under severe pressure due to the cost impacts of military operations in Iraq and Afghanistan and a rising U.S. federal deficit.  On page 4, we note direct and indirect sales to the U.S. government totaled approximately 92% of sales for the 2010 fiscal year.  We further note your disclosure on page 17 that you had approximately $392.7 million of debt at the end of your 2010 fiscal year and on page 18 regarding your limited collateral for additional financing.  We believe that a discussion of the type of information in MD&A would enhance investors’ understanding of the company through the eyes of management.  Please see the Commission’s interpretive guidance regarding MD&A disclosures in Release 33-8350 (Dec. 19, 2003) for more information.

In accordance with the Staff’s comments, beginning with the first fiscal quarter Form 10-Q, the Company will provide a comprehensive overview that presents the most important matters on which management is focused including evaluating the Company’s operating performance, and financial condition and providing insight into known material challenges and risks.

Securities and Exchange Commission
April 8, 2011

The Company will include the following revised disclosure in its MD&A:

Overview

We are a manufacturer of aerospace and defense products and systems with a real estate segment that includes activities related to the re-zoning, entitlement, sale, and leasing of our excess real estate assets. We develop and manufacture propulsion systems for defense and space applications, and armament systems for precision tactical weapon systems and munitions applications. Major market segments include space launch and in-space propulsion systems, missile defense, tactical missile systems, and force projection and protection systems.

A summary of the significant financial highlights which management uses to evaluate our operating performance and financial condition is presented below.

•	Net sales for 2010 increased by 7.9% and totaled $857.9 million compared to $795.4 million for 2009.
•
Segment performance before environmental remediation provision adjustments, retirement benefit plan expense (benefit), and unusual items was $104.9 million for 2010, compared to $88.8 million for 2009.

•	Net income for 2010 was $6.8 million, or $0.12 diluted earnings per share, compared to net income of $52.2 million, or $0.86 diluted earnings per share, for 2009.
•	Cash provided by operating activities in 2010 totaled $148.1 million, compared to $50.3 million in 2009.
•	Free cash flow (defined as cash provided by operating activities less capital expenditures) in 2010 totaled $131.2 million, compared to $36.0 million in 2009.
•	As of November 30, 2010, we had $188.5 million in net debt (defined as debt principal less cash and marketable securities) compared to $312.3 million in net debt as of November 30, 2009.

We provide Non-GAAP measures as a supplement to financial results based on GAAP. A reconciliation of the Non-GAAP measures to the most directly comparable GAAP measures is presented later in the MD&A under the heading “Operating Segment Information.”

We are operating in an environment that is characterized by both increasing complexity in the global security environment, as well as continuing worldwide economic pressures. A significant component of our strategy in this environment is to focus on delivering excellent performance to our customers, driving improvements and efficiencies across our operations, and creating value through the enhancement and expansion of our business.

Some of the significant challenges we face are as follows: dependence upon government programs and contracts, future reductions or changes in U.S. government spending in our industry, highly leveraged capital structure, and an underfunded pension plan.  These matters are discussed in more detail below.

Major Customers

The principal end user customers of our products and technology are agencies of the U.S. government. Since a majority of our sales are, directly or indirectly, to the U.S. government, funding for the purchase of our products and services generally follows trends in U.S. aerospace and defense spending.

Customers that represented more than 10% of net sales for the fiscal years presented are as follows:

	Year Ended
	2010	2009	2008
Raytheon	37%	31%	27%
Lockheed Martin	27	26	26

Securities and Exchange Commission
April 8, 2011

Sales in fiscal 2010, 2009, and 2008 directly and indirectly to the U.S. government and its agencies, including sales to our significant customers discussed above, totaled 92%, 88% and 86%, respectively, of net sales.  The Standard Missile program, which is included in the U.S. government sales, represented 26%, 22%, and 16% of net sales for fiscal 2010, 2009, and 2008, respectively.

Industry Overview

Broad support continues for DoD and NASA funding in the Government Fiscal Year (“GFY”) ending September 30, 2011 and beyond. However, these federal department/agency budgets are under severe pressure due to the cost impacts of military operations and a rising U.S. federal deficit. As a result, the DoD budget is expected to remain flat or grow at modest levels through 2012.  During the same time period the NASA budget is authorized to grow modestly but may remain flat or decline slightly.

  Department of Defense

While U.S. defense appropriations have increased substantially since the terrorist attacks of September 11, 2001 and ensuing military actions in Afghanistan and Iraq to over $549 billion in the GFY 2011 base budget request, the rate of increase is expected to slow to no more than one percent real growth per year.  Although the ultimate distribution of the GFY 2011 DoD budget remains uncertain, we believe Aerojet is well positioned to benefit from DoD investment in: high-priority transformational systems that address current war fighting requirements; the re-capitalization of weapon systems and equipment expended during combat  operations; and systems that meet new threats world-wide.

The Obama Administration (“Administration”) has indicated a commitment to maintain adequate funding for the DoD and building defense capabilities for the 21st century. Areas that impact Aerojet products include: fully equipping U.S. forces for the missions they face; preserving air supremacy; maintaining forces at sea; protecting the U.S. in cyberspace; ensuring freedom of space; and a pragmatic and cost-effective development of missile defense.

   NASA

In 2010, a new NASA Authorization Act (the “Authorization Act”) took effect impacting GFY 2011-2013.  The Authorization Act aims to: safely retire the Space Shuttle; extend the International Space Station through 2020; continue the development of the Orion multipurpose crew exploration vehicle; build a new heavy lift launch vehicle; invest in new space technologies; and sustain and grow the science and aeronautics programs at NASA. Aerojet is well positioned to succeed due to our diverse offerings, innovative technologies, and existing contracts with both traditional and emerging launch providers.  Additionally, Aerojet is the main propulsion provider for the Orion crew capsule.

While the Authorization Act authorizes modest growth for NASA, pressures for reduced federal spending could lead to flat or even reduced funding.

Capital Structure

We have a substantial amount of debt for which we are required to make interest and principal payments.  Interest on long-term financing is not a recoverable cost under our U.S. government contracts.  As of November 30, 2010, we had $392.7 million of debt.   We continue to focus on reducing our net debt position by generating cash from operations through growing our business and driving improvements and efficiencies across our operations.  As of November 30, 2010, we had $188.5 million in net debt compared to $312.3 million in net debt as of November 30, 2009.

Securities and Exchange Commission
April 8, 2011

Retirement Benefits

Our qualified pension plan is currently underfunded and we may be required to make cash contributions in future periods, which may reduce the cash available for our businesses.  As of November 30, 2010, our defined benefit pension plan assets and projected benefit obligations were approximately $1.4 billion and $1.6 billion, respectively. The Pension Protection Act (“PPA”) requires underfunded pension plans to improve their funding ratios within prescribed intervals based on the funded status of the plan as of specified measurement dates. The funded ratio as of November 30, 2009 under the PPA for our tax-qualified defined benefit pension plan was 95.6% which was above the 94.0% ratio required under the PPA. The required ratio to be met as of the November 30, 2010 measurement date is 96%. The final calculated PPA funded ratio as of November 30, 2010 is expected to be completed in the second half of 2011.

The value of the unfunded accrued benefits and amount of required contribution each year are based on a number of factors, including plan investment experience and interest rate environment and, as such, can fluctuate significantly from year to year.  Companies may prepay contributions and, under certain circumstances, use those prepayment credits to satisfy the required funding of the pension plan's annual required contribution thereby allowing the company to defer cash payments into the pension plan.  We have accumulated $62.7 million in such prepayment credits as of November 30, 2010.  For 2011, we are not expecting to make a cash contribution to the pension plan.

  U.S. Cost Accounting Standards (“CAS”) Pension Recovery Rules

On May 10, 2010, the CAS Board published a Notice of Proposed Rulemaking (“NPRM”) that if adopted would provide a framework to partially harmonize the CAS rules with the PPA funding requirements. The NPRM would “harmonize” by mitigating the mismatch between CAS costs and PPA-amended Employee Retirement Income Security Act (“ERISA”) minimum funding requirements. Until the final rule is published, and to the extent that the final rule does not completely eliminate mismatches between ERISA funding requirements and CAS pension costs, government contractors maintaining defined benefit pension plans will continue to experience a timing mismatch between required contributions and pension expenses recoverable under CAS. The final rule is expected to be issued in 2011 and to apply to contracts starting the year following the award of the first CAS covered contract after the effective date of the new rule.

Item 8 –Consolidated Financial Statements and Supplementary Data, page 54

Note 1 – Summary of Significant Accounting Policies, page 59

Out of Period Adjustments, Page 59

6.
You disclose that you recorded out of period adjustments to the income tax benefit and related balance sheet accounts, which increased net income by $1.9 million and diluted EPS by $0.03 in fiscal 2010.  Please provide your materiality analysis under SAB Topic 1:M explaining how you determined that the amounts are not material to the current or previously reported financial statements.  Please ensure your response addresses all of the qualitative factors outlined in SAB Topic 1:M and any other relevant qualitative factors.

During our second quarter fiscal 2010 closing and financial reporting process, we identified a misstatement in our net deferred tax liability balance related to our recording of a deferred tax asset valuation allowance on U.S. federal alternative minimum tax (“AMT”) tax credits.  During the third quarter of fiscal 2010, we identified a misstatement related to our recording of a deferred tax asset valuation allowance on California Research & Development credits (“R&D credits”).  The identified misstatements impacted fiscal 2008, fiscal 2009 and the first and second quarters of fiscal 2010.  A summary of the identified misstatements is included below.

Upon the identification of the misstatements to previously issued financial statements, management contemporaneously evaluated and documented its conclusions in accordance with Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin No. 99, Materiality, considering both quantitative and qualitative factors.  Our quantitative analysis considered the guidance contained in SEC Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.

Securities and Exchange Commission
April 8, 2011

We concluded, after considering both quantitative and qualitative factors, that the identified misstatements did not require restatement of our previously-issued fiscal 2008 and 2009 financial statements. The identified misstatements were corrected in the quarter in which they were identified (i.e., second and third quarters of fiscal 2010) and the related impacts of the out-of-period adjustments recorded were disclosed in the notes to the quarterly financial statements on Forms 10-Q.  The identified misstatements increased net income and diluted earnings per share by $1.9 million and $0.03 per share, respectively, during the year ended November 30, 2010 as disclosed in our Form 10-K for the year ended November 30, 2010.  Our conclusions were reached in consultation with our SEC counsel, and discussed with the Audit Committee prior to our filing of the Forms 10-Q and Form 10-K, and our conclusions were contemporaneously documented during the quarters in which the misstatements were identified.

We will submit our contemporaneous documentation (i.e., our second and third quarters of fiscal 2010 memoranda) to the Staff under separate cover with a request for confidential treatment on or prior to April 13, 2011.

A summary of the identified misstatements is included below:

•	Second Fiscal Quarter 2010 – AMT tax credits

During fiscal 2002, the Company recorded a deferred tax asset (“DTA”) related to AMT credits of approximately $0.6 million.  Additional AMT credits were recorded in fiscal 2009 resulting in an increase in the related DTA of approximately $0.6 million.  Subsequently, during the first quarter of fiscal 2010, the Company recorded an increase to the AMT-related DTA of an approximately $1.7 million.  AMT tax credits do not expire and therefore the related DTA is considered indefinite-lived for purposes of the tax provision.

During the second quarter of fiscal 2004, the Company recorded a full valuation allowance on our net DTA, which included the DTA related to AMT credits.  The valuation allowance should have been reversed in the fourth quarter of fiscal 2008, and we should not have recorded a valuation allowance on AMT tax credits in fiscal 2009 and the first quarter of fiscal 2010.  The misstatement was identified during the second quarter of fiscal 2010.  The Company's second quarter of fiscal 2010 analyses determined that the deferred tax asset valuation allowance for fiscal years 2008 and 2009 and the first quarter of fiscal 2010 was overstated by the amount equivalent to the DTA related to AMT tax credits.  The misstatement resulted in the overstatement of the deferred tax asset valuation allowance by $0.6 million and $1.2 million at November 30, 2008 and 2009, respectively, and $2.9 million at the end of the first quarter of fiscal 2010.

•	Third Quarter 2010 – Deferred tax assets for R&D credits

During the third quarter of fiscal 2010, we identified a misstatement related to our recording of a DTA valuation allowance on our California R&D credits.  California R&D credits can be carried forward indefinitely, and therefore, we should not have recorded a valuation allowance.  The misstatement impacted fiscal years 2008 and 2009 and the first and second quarters of fiscal 2010.  The misstatement resulted in the overstatement of the deferred tax asset valuation allowance by $0.6 million and $0.7 million at November 30, 2008 and 2009, respectively, and $0.7 million at the end of the first and second quarters of fiscal 2010.

The non-cash income tax adjustments we recorded to correct the unintentional misstatements were quantitatively significant to certain of the periods summarized above.  However, as documented in our internal memoranda submitted under separate cover, the out-of-period adjustments did not materially misstate our consolidated financial statements for the periods affected.

Note 7 – Commitments and Contingencies, page 94

Legal Matters and Environmental Matters, page 95

7.
Please note if it is reasonably possible that additional losses at any site/case could be material to your financial condition, results of operations, or cash flows. Please disclose the range of reasonably possible loss for the individual site, or case.  If you are unable to make such an estimate, please explain why. In particular, please address the following:

-	SEMOU
-	M&H Realty/Fullerton case
-	NRD, Toledo Ohio Site
-	Textileather, Inc.
-	Subpoenas Duces Tecum
-	Sacramento County Water Agency
-	Sacramento, California Site
-	Baldwin Park Operable Unit
-	Azusa, California operations

Securities and Exchange Commission
April 8, 2011

If applicable for any of the above, tell us why you are unable to at least make an estimate of the minimum probable losses related to these matters.  Please be specific and discuss any internal information you have that would indicate that at least a minimum probable amount is either known, or estimable.

In accordance with the Staff’s comments, the Company will disclose the range of reasonably possible losses for the individual sites stated above if possible in its future filings.  Additionally, if estimates are unable to be made, the Company will also disclose the reasons why.  Please note that the Azusa, California operations matter is included under the discussion on the Baldwin Park Operable Unit.

Additionally, the Company advises the Staff that the Company disclosed the full range of anticipated environmental costs in its 2010 Form 10-K Note 7(c) which is repeated below for your convenience.

As of November 30, 2010, the aggregate range of these anticipated environmental costs was $217.7 million to $379.9 million and the accrued amount was $217.7 million. See Note 7(d) for a summary of the environmental reserve activity for fiscal 2010. Of these accrued liabilities, approximately 64% relates to the Sacramento, California site and approximately 21% to the Baldwin Park Operable Unit of the San Gabriel Valley, California site.

In the Company’s Form 10-Q for the first quarter of fiscal 2011, the Company will include the following revised disclosure related to the legal matters identified by the Staff:

NOTE: Changes to Note 7 have been underlined to facilitate your review.

South El Monte Operable Unit (“SEMOU”) Related Cases

In October 2002, Aerojet and approximately 65 other individual and corporate defendants were served with four civil suits filed in the U.S. District Court for the Central District of California that seek recovery of costs allegedly incurred or to be incurred in response to the contamination present at the South El Monte Operable Unit of the San Gabriel Valley Superfund site. The cases served on October 30, 2002 are denominated as follows:

San Gabriel Valley Water Company v. Aerojet-General Corporation, et al., Case No. CV-02-6346 ABC (RCx), U.S. District Court, Central District of CA.

San Gabriel Basin Water Quality Authority v. Aerojet-General Corporation, et al., Case No. CV-02-4565 ABC (RCx), U.S. District Court, Central District of CA.

Southern California Water Company v. Aerojet-General Corporation, et al., Case No. CV-02-6340 ABC (RCx), U.S. District Court, Central District of CA.

The City of Monterey Park v. Aerojet-General Corporation, et al., Case No. CV-02-5909 ABC (RCx), U.S. District Court, Central District of CA.

The cases have been coordinated for ease of administration by the court. The plaintiffs’ claims against Aerojet are based upon allegations of discharges from a former site in the El Monte area. The total cost estimate to implement projects under a Unilateral Administrative Order (“UAO”) prepared by the EPA and the water entities is approximately $90 million. Aerojet investigations do not identify a credible connection between the contaminants identified by the plaintiff water entities in the SEMOU and those detected at Aerojet’s former facility located in El Monte, California, near the SEMOU (“East Flair Drive site”). Aerojet filed third-party complaints against several water entities on the basis that they introduced perchlorate-containing Colorado River water to the basin. Those water entities have filed motions to dismiss Aerojet’s complaints. The motions and discovery have been stayed, pending efforts to resolve the litigation through mediation. During the period in which the litigation has been stayed, EPA, the California Department of Toxic Substances Control (“DTSC”) and the plaintiff water entities have reached settlements through the mediation process with various of the parties sued, which have been brought to the Federal District Court for approval. Certain of the settlements have been challenged by Aerojet and other defendants and are not finally resolved.

Securities and Exchange Commission
April 8, 2011

During fiscal 2010, Aerojet received correspondence from EPA on behalf of itself, the DTSC and the water entities regarding settlement. Aerojet participated in mediation with EPA, DTSC and the water entities to resolve the claims, and reached a tentative settlement with EPA and DTSC in mid-December 2010 which was accepted by the water entities in January 2011. The settlement now must be approved by EPA and published for public comment. The Company recorded the financial impact of the tentative settlement in the fourth quarter of fiscal 2010.  Accordingly, the Company does not believe it has any further material estimated losses related to this matter at this time; however, if the tentative settlement is not finalized, the litigation stay is likely to be lifted and EPA may refer the matter to the U.S. Department of Justice for litigation, seeking to hold Aerojet liable for past and future costs, to recover costs of suit and attorneys’ fees, and as to any accrued interest, penalties or statutory damages. In such case, Aerojet would vigorously defend itself.

       M&H Realty/Fullerton case

On July 7, 2008, Aerojet was served with a complaint brought by the owner of property in Fullerton, California at which Aerojet had operated for over twenty years. Aerojet sold the property in 1984 to MDC, also a defendant in the lawsuit, which redeveloped and subsequently sold the property. The complaint, entitled M&H Realty Partners V, L.P. v Aerojet-General Corporation, Boeing Realty Corporation and McDonnell Douglas Corporation, et al. Case No. 30-2008-00080378-CU-TT-CXC, is pending in the Superior Court for Orange County, California. The property owner alleges Aerojet and Boeing, the successor to MDC, are responsible for soil contamination that has increased the costs of further redevelopment of the property.  During the first quarter of fiscal 2011, the parties entered into a confidential settlement of the litigation.  The Company recorded the financial impact of the confidential settlement in the first quarter of fiscal 2011.  Accordingly, the Company does not believe it has any further estimated losses related to this matter.

NRD, Toledo, Ohio Site

In August 2007, the Company, along with numerous other companies, received from the United States Department of Interior Fish and Wildlife Service a notice of a Natural Resource Damage (“NRD”) Assessment Plan for the Ottawa River and Northern Maumee Bay. The Company previously manufactured products for the automotive industry at a Toledo, Ohio site, which was adjacent to the Ottawa River. This facility was divested in 1990 and the Company indemnified the buyer for claims and liabilities arising out of certain pre-divestiture environmental matters. A group of PRPs, including GenCorp, was formed to respond to the NRD assessment and to pursue funding from the Great Lakes Legacy Act for primary restoration. The restoration project to be performed by the group consists of river dredging and land-filling river sediments with a total project cost in the range of approximately $47 to $49 million, one half of which is being funded through the Great Lakes Legacy Act and the net project costs to the PRP group is estimated at $23.5 to $24.5 million. The actual dredging of the river, begun in December 2009, has been completed. In February 2011, the parties reached an agreement on allocation. As of February 28, 2011, the estimated range of anticipated costs for the NRD matter was $4.1 million to $5.9 million and the accrued amount was $4.1 million included as a component of the Company’s environmental reserves. Still unresolved at this time is the actual NRD Assessment itself. It is not possible to predict the outcome or timing of these types of assessments, which are typically lengthy processes lasting several years, or the amounts for these damages.

Securities and Exchange Commission
April 8, 2011

Textileather, Inc.

In 2008, Textileather, Inc. (“Textileather”), the current owner of the former Toledo, Ohio site, filed a lawsuit against the Company claiming, among other things, that the Company failed to indemnify and defend Textileather for certain contractual environmental obligations. A second suit related to past and future RCRA closure costs was filed in late 2009. On May 5, 2010, the District Court granted the Company’s Motion for Summary Judgment, thereby dismissing the claims in the initial action. Textileather has appealed to the Sixth Circuit Court of Appeal and the briefing schedule has been extended. There are no District Court ordered dates in the second Textileather suit, but the parties are conducting informal discovery. As of February 28, 2011, the estimated anticipated costs and accrued amount for the Textileather matter was $2.1 million which is included as a component of the Company’s environmental reserves.

Subpoenas Duces Tecum

On January 6, 2010, the Company received a subpoena duces tecum from the Defense Criminal Investigative Service of the Office of the Inspector General of the DoD, working in conjunction with the Civil Division of the United States Attorneys’ office in Sacramento, California, requesting that the Company produce a variety of documents pertaining to the allowability of certain costs under its contracts with the DoD from October 1, 2003 to the present. On September 23, 2010, the Company received a subpoena duces tecum from the U.S. Army Criminal Investigation Command, acting on behalf of the Office of the Inspector General of the DoD, requesting that the Company produce a variety of documents pertaining to the use of certain estimating factors under its contracts with the DoD.   The subpoenas are still in the early stages and no financial demands have been made; accordingly, the Company is currently unable to reasonably estimate what the outcome of these civil investigations will be or the impact, if any, the investigations may have on the Company’s operating results, financial condition, and/or cash flows. Accordingly, no estimate of future liability has been accrued for such contingencies. The Company has and continues to cooperate fully with these investigations and is responding to the subpoenas.

Sacramento County Water Agency (collectively, “SCWA”)

In August 2003, the County of Sacramento, SCWA and Aerojet entered into a water agreement (“Agreement”). Under the Agreement, Aerojet agreed to transfer remediated groundwater to SCWA. This was anticipated to satisfy Aerojet’s water replacement obligations in eastern Sacramento County. Subject to various provisions of the Agreement, including approval under the California Environmental Quality Act, SCWA assumed Aerojet’s responsibility for providing replacement water to American States Water Company and other impacted water purveyors up to the amount of remediated water Aerojet transfers to the County of Sacramento (“County”). Aerojet also agreed to pay SCWA approximately $13 million over several years toward the cost of constructing a replacement water supply project. If the amount of Aerojet’s transferred water was in excess of the replacement water provided to the impacted water purveyors, SCWA committed to make such water available for the entitlement of Aerojet’s land in an amount equal to the excess.

In April 2008, SCWA unilaterally terminated the Agreement. Subsequent to this unilateral termination of the Agreement, the Company and The Boeing Company (“Boeing,” successor to the McDonnell Douglas Corporation (“MDC”)), the former owner of the Inactive Rancho Cordova Test Site (“IRCTS”) entered into negotiations with SCWA in an attempt to resolve matters and reach a new agreement. Additionally, SCWA and Aerojet entered into a Tolling Agreement through June 30, 2009 tolling any suits or claims arising from environmental contamination or conditions on the former IRCTS property.

On June 30, 2009, SCWA notified Aerojet and Boeing that it was not prepared to extend the tolling period and intended to file suit. On July 1, 2009, the County and SCWA filed a complaint against Aerojet and Boeing in the U.S. District Court for the Eastern District of California, in Sacramento, County of Sacramento; Sacramento County Water Agency v. Aerojet-General Corporation and The Boeing Corporation [sic], Civ. No. 2:09-at-1041. In the complaint, the County and SCWA alleged that because groundwater contamination from various sources including Aerojet, Boeing/MDC, and the former Mather Air Force Base, was continuing, the County and SCWA should be awarded unspecified monetary damages as well as declaratory and equitable relief. The complaint was served, but the parties entered into joint stipulations staying the proceedings to allow for settlement negotiations. The current stay is in effect to May 30, 2011. As of February 28, 2011, the estimated anticipated costs and accrued amount for the SCWA matter was $9.8 million, which is based on original commitments entered by the Company and included as a component of the Company’s Sacramento, California site environmental reserves.  This is a complex matter involving multiple parties; accordingly, the Company cannot reasonably estimate the outcome of this proceeding at this time but it is reasonably possible the eventual outcome could exceed the amount of the reserves recorded and could have a material adverse effect on the Company's operating results, financial condition and/or cash flows.

Securities and Exchange Commission
April 8, 2011

Sacramento, California Site

In 1989, a federal district court in California approved a Partial Consent Decree (“PCD”) requiring Aerojet, among other things, to conduct a Remedial Investigation and Feasibility Study (“RI/FS”) to determine the nature and extent of impacts due to the release of chemicals from the Sacramento, California site, monitor the American River and offsite public water supply wells, operate Groundwater Extraction and Treatment facilities (“GETs”) that collect groundwater at the site perimeter, and pay certain government oversight costs. The primary chemicals of concern for both on-site and off-site groundwater are trichloroethylene (“TCE”), perchlorate, and n-nitrosodimethylamine (“NDMA”). The PCD has been revised several times, most recently in 2002. The 2002 PCD revision (a) separated the Sacramento site into multiple operable units to allow quicker implementation of remedy for critical areas; (b) required the Company to guarantee up to $75 million (in addition to a prior $20 million guarantee) to assure that Aerojet’s Sacramento remediation activities are fully funded; and (c) removed approximately 2,600 acres of non-contaminated land from the U.S. EPA superfund designation.

Aerojet is involved in various stages of soil and groundwater investigation, remedy selection, design, and remedy construction associated with the operable units. In 2002, the U.S. EPA issued a UAO requiring Aerojet to implement the U.S. EPA-approved remedial action in the Western Groundwater Operable Unit. An identical order was issued by the California Regional Water Quality Control Board, Central Valley (“Central Valley RWQCB”). Construction of the remedy specified in the UAO is anticipated to be completed in fiscal 2011. Aerojet submitted a final Remedial Investigation/Feasibility Study for the Perimeter Groundwater Operable Unit in 2008, for which the U.S. EPA issued a record of decision on February 15, 2011. Aerojet submitted a final Remedial Investigation Report for the Boundary Operable Unit in 2010 and anticipates submittal of the final Feasibility Study for this operable unit in 2011. The remaining operable units are under various stages of investigation.

Until March 2008, the entire southern portion of the site known as Rio Del Oro was under state orders issued in the 1990s from the DTSC to investigate and remediate environmental contamination in the soils and the Central Valley RWQCB to investigate and remediate groundwater environmental contamination. On March 14, 2008, the DTSC released all but approximately 400 acres of the Rio Del Oro property from DTSC’s environmental orders regarding soil contamination. Aerojet expects the approximately 400 acres of Rio Del Oro property that remain subject to the DTSC orders to be released once the soil remediation has been completed. The Rio Del Oro property remains subject to the Central Valley RWQCB’s orders to investigate and remediate groundwater environmental contamination emanating offsite from such property. Pursuant to a settlement agreement entered into in 2009, Aerojet and Boeing have defined responsibilities with respect to future costs and environmental projects relating to this property. As of February 28, 2011, the estimated range of anticipated costs for the Sacramento, California site was $129.1 million to $219.1 million and the accrued amount was $129.1 million included as a component of the Company’s environmental reserves.

Baldwin Park Operable Unit (“BPOU”) / Azusa, California operations

As a result of its former Azusa, California operations, in 1994 Aerojet was named a PRP by the U.S. EPA in the area of the San Gabriel Valley Basin superfund site known as the BPOU. Between 1995 and 1997, the U.S. EPA issued Special Notice Letters to Aerojet and eighteen other companies requesting that they implement a groundwater remedy. On June 30, 2000, the U.S. EPA issued a UAO ordering the PRPs to implement a remedy consistent with the 1994 record of decision. Aerojet, along with seven other PRPs (“the Cooperating Respondents”) signed a Project Agreement in late March 2002 with the San Gabriel Basin Water Quality Authority, the Main San Gabriel Basin Watermaster, and five water companies. The Project Agreement, which has a term of fifteen years, became effective May 9, 2002 and will terminate May 2017. It is uncertain as to what remedial actions will be required beyond 2017. However, the Project Agreement stipulates that the Parties agree to negotiate in good faith in an effort to reach agreement as to the terms and conditions of an extension of the term in the event that a Final Record of Decision anticipates, or any of the parties desire, the continued operation of all or a substantial portion of the project facilities. Pursuant to the Project Agreement, the Cooperating Respondents fund through an escrow account: the capital, operational, maintenance, and administrative costs of certain treatment and water distribution facilities to be owned and operated by the water companies. There are also provisions in the Project Agreement for maintaining financial assurance in the form of cash or letters of credit.

Securities and Exchange Commission
April 8, 2011

Aerojet and the other Cooperating Respondents entered into an interim allocation agreement that establishes the interim payment obligations of the Cooperating Respondents for the costs incurred pursuant to the Project Agreement. Under the interim allocation, Aerojet is responsible for approximately two-thirds of all project costs, including government oversight costs. All project costs are subject to reallocation among the Cooperating Respondents. The interim allocation agreement expired, but until recently all Cooperating Respondents were paying in accordance with their interim allocations. In July 2008, Fairchild Holding Corporation sued Aerojet and the other Cooperating Respondents in Federal District Court in Los Angeles in the action Fairchild Holding Corp et al v. Aerojet-General Corp, et al SA 08CV 722-ABC claiming that it did not have any liability and that it should recover amounts paid of approximately $2.6 million and should — as between the Cooperating Respondents — have no further obligation to pay project costs.

Fairchild stopped making payments to the escrow account under the Project Agreement and claimed that it would not do so in the future unless ordered to do so by a court. Fairchild had been paying approximately 2.5% of the project costs as its allocation until it stopped paying. At the request of one of the Cooperating Respondents, the Court stayed all actions until mid-December 2008 to allow the parties an opportunity to participate in mediation. The mediation occurred in December 2008 and was not successful. Aerojet and the other Cooperating Respondents answered Fairchild’s complaint and many (including Aerojet) filed counterclaims against Fairchild Holding and third-party complaints against entities affiliated with Fairchild. Fairchild subsequently filed a First Amended Complaint adding the third-party affiliated entities as Plaintiffs in the litigation and Aerojet answered and filed counterclaims. To date, no other Cooperating Respondent has filed a claim against any non-Fairchild Cooperating Respondents to seek a reallocation. On March 18th, 2009, Fairchild filed for voluntary chapter 11 bankruptcy reorganization in the District of Delaware and as a result, the Federal District Court in Los Angeles has stayed the Fairchild litigation. In light of Fairchild’s insolvency, the other Cooperating Respondents, including Aerojet, must make up Fairchild’s share of Project costs and its interim share of financial assurances required by the Project Agreement, although the amounts each Cooperating Respondent would be required to fund or pay has not been resolved.

On June 24, 2010, Aerojet filed a complaint against Chubb Custom Insurance Company in Los Angeles County Superior Court, Aerojet-General Corporation v. Chubb Custom Insurance Company Case No. BC440284, seeking declaratory relief and damages regarding Chubb’s failure to pay certain project modification costs and failure to issue an endorsement to add other water sources that may require treatment as required under insurance policies issued to Aerojet and the other Cooperating Respondents. Aerojet agreed to dismiss the case without prejudice and settlement negotiations are ongoing.

As part of Aerojet’s sale of its Electronics and Information Systems business to Northrop in October 2001, the U.S. EPA approved a Prospective Purchaser Agreement with Northrop to absolve it of pre-closing liability for contamination caused by the Azusa, California operations, which liability remains with Aerojet. As part of that agreement, the Company agreed to provide a $25 million guarantee of Aerojet’s obligations under the Project Agreement.

Securities and Exchange Commission
April 8, 2011

As of February 28, 2011, the estimated range of anticipated costs through the term of the agreement for the BPOU site was $46.9 million to $98.2 million and the accrued amount was $46.9 million included as a component of the Company’s environmental reserves.

8.
We note your conclusion that you and your subsidiaries are subject to other legal actions, governmental investigations and proceeding, the specifics of which are not disclosed.  We also note that it is possible that amounts could be material to your results of operations or cash flows in any particular reporting period.  Please note if it is reasonably possible that any individual issue could be material to your results of operations you are required to disclose the nature of the matter, in certain cases the amount accrued, and in all such cases the reasonably possible range of loss if estimable, or state that such an estimate cannot be made.  In order for us to better understand these issues, please provide us with such disclosures, if in fact it is reasonably possible that amounts could be material for any individual issue.

The Company advises the Staff that it has disclosed, and will continue to disclose in future filings, all material legal actions, governmental investigations and proceedings to which the Company or its subsidiaries are the subject and which could be material to the Company’s results of operations or cash flows in any particular reporting period.  In future filings, the Company will delete the paragraph that appears on page 98 of the Company’s Form 10-K, which refers to other legal actions, governmental investigations and proceedings.

9.	In future filings, please revise page 41 of your MD&A to specifically discuss each annual addition to the environmental reserve to explain and analyze the amount recorded.

In accordance with the Staff’s comment, the Company will revise the disclosure in future Form 10-K filings to discuss each annual addition to the environmental reserve to explain and analyze the amount recorded and will disclose quarterly additions to the environmental reserve in future Form 10-Q filings in accordance with Rule 10-01 (a)(5) of Regulation S-X.

10.	Please provide us with more detail concerning the assets on your balance sheet indentified as “Recoverable from the U.S. Government and other third parties for environmental remediation and other”.

The Company advises the Staff that assets titled as “Recoverable from the U.S. Government and other third parties for environmental remediation and other” reflect estimated future recoveries from the Company’s customers and Northrop.  The percent of recovery varies by site depending upon any agreement(s) or recoverability constraints with the U.S. government or other third parties.  The Company’s MD&A under ‘Estimated Recoveries’ includes narrative on the Global Settlement Agreement with the U.S. government which provides for recovery of environmental remediation costs for Aerojet’s Sacramento site and its former Azusa site.

The Company advises the Staff that current and noncurrent assets titled as “Recoverable from the U.S. Government and other third parties for environmental remediation and other” as of November 30, 2010 are as follows (in millions):

	Recoverable Environmental Remediation – U. S. Gov’t	Recoverable Environmental Remediation – Northrop	Recoverable Asset Retirement Obligations- U.S. Gov’t	Total Recoverable Assets
Current	$25.5	$6.5	$-	$32.0
Noncurrent	102.9	37.9	10.7	151.5
Total	$128.4	$44.4	$10.7	$183.5

Securities and Exchange Commission
April 8, 2011

11.
We note the information you have provided on pages 104 and 105 related to reimbursable and recoverable amounts.  Provide for us and include in future filings a comprehensive rollforward of the current and non-current amounts for amounts recoverable from Northrop and the U.S. Government.  There appears to be a total of $242 million in recoverable assets.  Provide a narrative description and analysis of the activity.  On page 104 you indicate that $58.6 million is included in “other noncurrent assets”. Please include any such amounts in your total analysis.

In accordance with the Staff’s comments, the Company has provided a comprehensive rollforward which will be included, for each period shown, in future 10-K filings.  The rollforward includes a $58.6 million receivable from Northrop included as a component of other noncurrent assets in the Consolidated Balance Sheet as of November 30, 2010.  Current and noncurrent recoverable amounts from Northrop and the U. S. government are presented in the following table (in millions):

	Recoverable	Recoverable	Sub-Total	Recoverable	Total
	Environmental	Environmental	Recoverable	Asset Retirement	Recoverable -
	Remediation -	Remediation -	Environmental	Obligations -	U. S Gov't and
	U. S. Gov't	Northrop	Remediation	U. S. Gov't	Northrop
November 30, 2009	$125.3	$50.0	$175.3	$9.6	$184.9
Fiscal 2010 additions	20.7	2.8	23.5	1.1	24.6
Fiscal 2010 expeditures	(20.2)	(7.6)	(27.8)	-	(27.8)
Fiscal 2010 other adjustments	2.6	(0.8)	1.8	-	1.8
November 30, 2010	128.4	44.4	172.8	10.7	183.5

Other noncurrent receivable	-	58.6	58.6	-	58.6

Total recoverable assets	$128.4	$103.0	$231.4	$10.7	$242.1

In accordance with the Staff’s comments, the following narrative is provided regarding amounts recoverable from Northrop and the U.S. government in fiscal 2010:

•
Fiscal 2010 additions –The $24.6 million of additions to the environmental recoverable asset was primarily due to the following items: (i) $11.4 million of additional operations and maintenance for treatment facilities; (ii) $9.4 million associated with environmental settlements; (iii) $1.3 million of additions for remediation related to operable treatment units; (iv) $1.0 million associated with replacement water; and (iv) $1.5 million related to other environmental clean-up matters.

•
Fiscal 2010 expenditures –The $27.8 million of environmental expenditures that were reimbursed related to the following items:  (i) $13.8 million for operations and maintenance of treatment facilities; (ii) $4.4 million of remediation related to operable treatment units; (iii) $3.8 million associated with water supply replacement; (iv) $2.1 million for the construction of new treatment facilities; (v) $1.3 million for source site investigations; and (vi) $2.4 million related to other environmental clean-up matters.

•	Fiscal 2010 other adjustments – reflects changes in the amount recoverable due to updated recoverability estimates from the U.S. government or Northrop.
•
Other noncurrent receivable – as described in the table on page 104 of the Company’s Form 10-K as of November 30, 2010, this amount reflects the amount recoverable from Northrop in future periods for environmental expenditures.

Securities and Exchange Commission
April 8, 2011

12.
Please help us better understand the amounts involved in the Global Settlement and the Northrop agreement.  Quantify the annual and cumulative limitations and the amount of historic and accrued amounts in excess of those limitations for which you are seeking reimbursement from the U.S. Government.

The Staff is advised that under the Global Settlement with the U.S. government, up to 88% of our environmental expenses related to our Aerojet Sacramento and former Azusa sites are allowable for reimbursement through our government contracts.  The Global Settlement contains no annual or cumulative limitations.  The assets recorded related to recovery under the Global Settlement are summarized above in our response to comment 10.  These amounts are identified on our balance sheet as “Recoverable from the U.S. Government and other third parties for environmental remediation costs and other.”

In conjunction with the sale of the Electronic and Information System (“EIS”) business in 2001, Aerojet entered into an agreement with Northrop whereby Aerojet is reimbursed by Northrop for a portion of environmental expenditures eligible under the Global Settlement, subject to annual and cumulative limitations.  The agreement contains a rollforward clause whereby Aerojet can recover expenditures over annual limitations in future periods when expenditures are below annual caps.  The annual billing limitation is $6.0 million in 2011 and will remain at that level through the end of the agreement in fiscal 2028.  The cumulative limitation under the Northrop Agreement is limited to a ceiling of $189.7 million.  The Company’s applicable cost estimates reached the cumulative limitation under the agreement during the third quarter of fiscal 2010.  Accordingly, subsequent to the third quarter of fiscal 2010 because we reached the reimbursement ceiling under the Northrop Agreement, approximately 63% of such costs are included in U.S. government contracts.  However, we are seeking to amend our agreement with the U.S. government to increase the amount includable in U.S. government contracts.

Amounts receivable from Northrop related to costs in excess of prior year annual limitations are $58.6 million and are included as a component of “Other noncurrent assets” in the Consolidated Balance Sheet.

13.
We note that you can recover up to 88% of your environmental remediation costs for these sites through the establishment of prices for your products and services sold to the U.S. government. We note that your mix of contracts can affect the actual reimbursement made by the U.S. government, and because these costs are recovered through forward-pricing arrangements, the ability of you to continue recovering these costs depends on your sustained business volume under U.S. government contracts and programs and the relative size of your commercial business.

We assume that you record these assets based on a probability threshold of some kind based on your interpretation of GAAP.  Tell us and revise future filings to explain, in principle, how the remediation expense and the probable reimbursement affect current and future contract costs and profitability.  In other words explain the mechanics of your accounting model and how it affects current earnings.

The Staff is advised that our environmental costs are eligible for future recovery in the pricing of our products and services on U.S. government contracts and through existing third party agreements.  We consider the recovery probable based on the Global Settlement, Northrop Agreement, government contracting regulations, and our long history of receiving reimbursement for such costs.

The Company reviews on a quarterly basis estimated future remediation costs and recorded liabilities are adjusted as required.  Related assets are reviewed and adjusted quarterly based on revised estimated future expenditures at each site.   Sacramento and Azusa costs are under the Global Settlement and Northrop Agreement and other sites follow allowability rules promulgated under the Federal Acquisition Regulations.  Environmental costs related to non-Aerojet sites are generally not recoverable and are expensed as incurred.

Assets are comprised of amounts related to recovery on future Aerojet contracts and amounts recoverable under the Northrop Agreement.  Total estimated costs associated with future Aerojet business volume are reduced for the relative commercial business base mix to determine the applicable asset values.  Assets related to future costs at other Aerojet sites generally represent 100% of future costs reduced for the relative commercial business base mix.  The relative size of future government and commercial business volume is reviewed on an annual basis or whenever a significant shift is anticipated.  On an annual basis, the Company prepares a five year business projection, which is used to assess the relative size of future government and commercial business volume.  Based on the updated business projection, a revised commercial mix factor representing the relative amount of future commercial versus government business is developed.  The revised factor becomes the basis for calculating probable recoveries on future government contracts.

Securities and Exchange Commission
April 8, 2011

Remediation expense is included as a component of general and administrative “G&A” costs in the pricing of all our government contracts.   The Company modifies its forward pricing arrangement with the government at a minimum on an annual basis for changes in business base and overhead projections, including remediation expenses.  Allowable environmental costs are included in G&A expense as costs are incurred and allocated to contracts based on government approved cost accounting practices.  Current and future contract costs and profitability are affected by environmental costs the same as other overhead and G&A expenses.  Cost variances can result in either higher or lower contract profitability.

14.
Considering that these reimbursements are only available based on contingent future events (rather than a firm commitment by the U.S. government to reimburse an actual obligation amount incurred on an existing contract), please revise your footnotes in future filings to explain your accounting model through reference to specific GAAP guidance.

The Company advises the Staff that the Company’s accounting treatment related to reimbursements on environmental remediation and related costs follows the guidance provided at ASC 410-30-35-8.  ASC 410-30-35-8 states:

Potential recoveries of amounts expended for environmental remediation are distinguishable from the allocation of costs subject to joint and several liability, which is discussed in paragraphs 410-30-30-1 through 30-7. Potential recoveries may be claimed from a number of different parties or sources, including insurers, potentially responsible parties other than participating potentially responsible parties (see paragraph 410-30-30-2), and governmental or third-party funds. The amount of an environmental remediation liability should be determined independently from any potential claim for recovery, and an asset relating to the recovery shall be recognized only when realization of the claim for recovery is deemed probable. [SOP 96-1, paragraph 140] The term probable is used in this Subtopic with the specific technical meaning in paragraph 450-20-25-1. [SOP 96-1, paragraph 140]

Additionally, the Company advises the Staff that the Company disclosed the Company’s accounting policy for environmental remediation cost recoveries in its 2010 Form 10-K Note 1(k) which is repeated below for your convenience.

The Company recognizes amounts recoverable from insurance carriers, the U.S. government or other third parties, when the collection of such amounts is probable.

Further, the Company advises the Staff that in connection with the Company’s fiscal 2009 adoption of the Financial Accounting Standards Board’s Accounting Standards Codification, which became the single source of authoritative non-governmental GAAP, the Company has a practice of not addressing specific GAAP guidance in its financial statements.

In future filings, the Company will include the following revised disclosure:

At the time a liability is recorded for future environmental costs, we record an asset for estimated future recoveries that are estimable and probable. Our environmental costs are eligible for future recovery in the pricing of our products and services to the U.S. government and under existing third party agreements.  We consider the recovery probable based on the Global Settlement Agreement, Northrop Agreement, government contracting regulations, and our long history of receiving reimbursement for such costs.

Securities and Exchange Commission
April 8, 2011

Exhibit Index, page 128

15.
We note that you incorporate the Credit Agreement, Exhibit 10.34, and the Second Amendment to the Credit Agreement, Exhibit 10.54, by reference to exhibits previously filed in Exchange Act filings.  However, it does not appear that you filed all applicable schedules and exhibits when you first filed the Credit Agreement and the Second Amendment to the Credit Agreement.  If these schedules and exhibits have been filed previously, please advise us as to where they are located.  Otherwise, in your next Exchange Act filing, please file the full Credit Agreement and Second Amendment to the Credit Agreement, including all schedules and exhibits

In accordance with the Staff’s comments, the Company will file the full Credit Agreement dated June 21, 2007, Exhibit 10.34, including all applicable schedules and exhibits, in the Company’s next Exchange Act filing.  The Company advises the Staff that the Second Amendment to the Credit Agreement, Exhibit 10.54, was previously filed its entirety in a Form 8-K dated March 19, 2010.

Exhibit 31.1 and 31.2 – Section 302 Certifications

16.
In future filings, please file your Section 302 Certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K.  For example, please do not replace the phrase “registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report)” in paragraph 4(d) with “registrant’s fourth fiscal quarter.”

In accordance with the Staff’s comment, the Company will use the language for its Section 302 Certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K in future filings.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A
FILED FEBRUARY 17, 2011

Board Leadership Structure, page 12

17.
In future filings, please explain why you determined that your current board leadership structure is appropriate in light of your specific characteristics and circumstances.  See Item 407(h) of Regulation S-K.  Please show us in your supplemental response what your revised disclosure will look like.

In accordance with the Staff’s comments, the Company will provide the following disclosure in future filings:

In February 2007, as part of its ongoing commitment to corporate governance, the Board made a decision to separate the positions of Chairman of the Board and Chief Executive Officer.  Prior to February 2007, the positions of Chairman of the Board and Chief Executive Officer were historically held by the same person.  In March 2007, the Company’s shareholders approved the Board’s recommendation to amend the Company’s Amended Code of Regulations (the “Code of Regulations”) to allow the Board the flexibility to choose whether to elect a non-executive Chairman, who would not be an officer of the Company, or have one person serve in both capacities.  Since March 2007, the Board has appointed a non-executive to serve as Chairman of the Board.

Securities and Exchange Commission
April 8, 2011

Pursuant to the Company’s corporate governance guidelines, the duties of the non-executive Chairman of the Board include:

•	preparing the agenda for Board meetings in consultation with the Chief Executive Officer;
•	presiding over all meetings of the shareholders and Board, including all executive sessions of the independent directors;
•	serving as liaison between the Chief Executive Officer and the Board;
•	collaborating with senior management to provide timely information to the Board; and
•	collaborating with the Organization & Compensation Committee to review the performance of the Chief Executive Officer.

As directors continue to have increasingly more oversight responsibilities, the Company believes it is beneficial to have an independent Chairman whose sole responsibility is leading the Board, leaving the Chief Executive Officer’s main focus on the Company’s business goals and promoting both short-term and long-term growth.

Pursuant to the Code of Regulations and the Company’s corporate governance guidelines, the Board determines the leadership structure of the Company.  As part of the Board’s annual self-evaluation process, the Board evaluates the Company’s leadership structure to ensure that it provides the optimal structure for the Company and shareholders.  At this time, the Board believes the current leadership structure, with Mr. Seymour serving as Chief Executive Officer and Mr. Henderson serving as Chairman of the Board, is the most advantageous for the Company.  However, the Board recognizes that there is no single, generally accepted approach to providing corporate leadership, and the Company’s leadership structure may change in the future as circumstances warrant.

Compensation Discussion and Analysis, page 26

Compensation Elements, page 27

18.
We note your reference to the Hay Group and that your Organization & Compensation Committee reviewed a study conducted by the Hay Group when assessing overall compensation.  Please tell us supplementally whether the Hay Group is a compensation consultant and if so, please provide the information required by Item 407(e)(3)(iii) of Regulation S-K in future filings.  Using information for your most recently completed fiscal year, please show us in your response what your revised disclosure will look like.

The Company advises the Staff that the Organization & Compensation Committee retained and used the Hay Group as an outside compensation consultant during fiscal 2010 to assess the overall compensation structure for its non-executive directors.  The Organization & Compensation Committee requested the Hay Group to measure the Company’s director compensation (in total and by pay component) against similarly sized U.S. companies and to provide recommendations for a new director compensation program.  Based on the Hay Group’s recommendations, the Board adopted the director compensation program disclosed in the Proxy Statement beginning on page 16.

In addition, the Company also retained and used the Hay Group as an outside compensation consultant to review the design of the Company’s annual and long-term incentive programs and to assist in developing an executive compensation structure that was based on the internal hierarchy of jobs and aligned with external market practices.    The aggregate fees for the services provided by the Hay Group to the Company and the Organization & Compensation Committee was $122,588, $12,404 of which was incurred by the Organization & Compensation Committee for consulting on Director compensation and $110,184 was incurred by the Company for consulting services for Executive compensation and additional services.

Securities and Exchange Commission
April 8, 2011

In future filings, the Company will include the following revised disclosure to pages 16 and 27 of the Proxy Statement:

Director Compensation

The compensation of the Company’s non-employee Directors is determined by the Board upon the recommendations made by the Organization & Compensation Committee.   In fiscal 2010, the Organization & Compensation Committee engaged the Hay Group as an outside consultant to assess the overall compensation structure for its non-executive directors.   Specifically, the Organization & Compensation Committee requested the Hay Group to measure the Company’s director compensation (in total and by pay component) against similarly sized U.S. companies in the aerospace/defense industry and in the broader general industry, using both proprietary compensation surveys and its knowledge of industry practices.  Based on the Hay Group’s recommendations, the Board adopted a new Director compensation program and approved a special one-time grant of restricted stock in recognition of services provided by the directors, as more fully described below.

Page 27 (to be inserted immediately following the “Overview and Compensation Objectives” section)

Use of Independent Compensation Consultant

In assessing competitive overall compensation, the Organization & Compensation Committee engages, from time to time, independent outside consulting firms to aid in the review and evaluation of the total compensation package provided to the named executive officers.  In fiscal 2010, the Company retained the Hay Group to review the design of the Company’s annual and long-term incentive programs and to assist in developing an executive compensation structure that was based on the internal hierarchy of jobs and aligned with external market practices.   In performing its duties, the Hay Group worked with senior management and the Chairman of the Organization & Compensation Committee to understand the Company’s business strategy, the competitive market for talent, the accountabilities of the executives and perceptions of the Company’s current compensation programs.  The Hay Group was also instructed to develop an executive compensation comparator group of 16 publicly traded companies in the aerospace/defense segment.  Based on the information presented by the Hay Group and input from our President and CEO and our Vice President, CFO and Secretary, the Organization & Compensation Committee exercised its business judgment as to setting base salaries and incentive compensation levels for the named executive officers.

19.
We note the statement in the first paragraph that no specific element of compensation is tied to benchmarking.  However, the disclosure elsewhere in the filing appears to indicate that you benchmark each element of compensation.  In this regard, we note the disclosure under “Annual Cash Incentive Program” on pages 27 and 28 and under “Long-Term Incentives (Equity-Based Compensation) on page 30 that you target the 50th percentile for comparable companies.  We also note that it does not appear that you are using the broad-based surveys for the purpose of obtaining a general understanding of current compensation practices.  Please revise in future filings to provide the information required by Item 402(b)(2)(xiv) of Regulation S-K.  Please also revise in future filings to disclose where actual compensation fell as compared to the benchmark and, if applicable, explain why actual compensation fell above or below the benchmark.  Using information for your most recently completed fiscal year, please show us in your response what your revised disclosure will look like.  For additional guidance, please refer to Question 118.05 of our Regulation S-K C&DI’s.

The Company advises the Staff that it engaged in benchmarking of total compensation for its named executive officers during fiscal 2010.   The Company further advises the Staff that while the Organization & Compensation Committee aims to set total compensation levels generally at the 50th percentile of competitive market levels for comparable aerospace/defense companies, this approach is the starting point of the analysis.  The Organization & Compensation Committee considers other factors such as experience, breadth of responsibilities, tenure in the position, overall individual performance, and the Company’s performance overall in setting compensation for its named executive officers.  The Company will revise its disclosure in future filings to provide the information required by Item 402(b)(2)(xiv) of Regulation S-K.

Securities and Exchange Commission
April 8, 2011

Specifically, in future filings, the Company will include the following revised disclosure, which will immediately follow the new section entitled “Use of Independent Compensation Consultant,” as provided in Comment 18 above:

Benchmarking

In assessing overall executive compensation, in fiscal 2010, the Organization & Compensation Committee reviewed a study conducted by the Hay Group, which compared total executive compensation against similarly sized U.S. companies in the aerospace/defense industry and in the broader general industry, using data from the Hay Group’s Executive Compensation Survey and the Mercer Human Resource Consulting’s US Mercer Benchmark Database and the Pearl Meyer & Partners (CHiPS) Executive and Senior Management Total Compensation Survey.  In addition, the Hay Group was instructed to develop an executive compensation comparator group of 16 publicly traded companies in the aerospace/defense segment.  In selecting the comparator group, the Hay Group considered companies with revenues of approximately one-half times to two times the Company’s revenues and companies in the aerospace and defense industry, excluding those that were exclusively focused on services.  The purpose of the comparator group was to compare target and actual compensation levels of the Company’s President and CEO and Vice President, CFO and Secretary, to the named executive officers of the comparator group.

The comparator group was comprised of the following companies:

BE Aerospace Inc.	Hexcel Corp.
MOOG Inc.	Transdigm Group Inc.
Curtiss Wright Corp.	Heico Corp.
Teledyne Technologies Inc.	Ducommun Inc.
Esterline Technologies Corp.	Ceradyne Inc.
AAR Corp.	Argon St, Inc.
Triumph Group Inc.	Ladish Co Inc.
Orbital Sciences Corp.	Kratos Defense & Security Solutions, Inc.

The Organization & Compensation Committee sets base salaries, target annual cash incentive levels and target annual long-term incentive award values generally at the 50th percentile of competitive market levels for comparable aerospace/defense companies.  This approach is the starting point of the analysis and includes other factors such as experience, breadth of responsibilities, tenure in the position, overall individual performance, and the Company’s performance overall.

Ms. Redd’s total compensation was benchmarked against both the comparative data included in the Hay Group’s broad based industry study and the comparator group, each of which were given a weighting of 66.67% and 33.33%, respectively, and blended into one comparative benchmark.  Ms. Redd’s targeted total direct compensation for fiscal 2010 was at the 55th percentile of the blended comparative benchmark.  Based on the Organization & Compensation Committee’s assessment of Ms. Redd’s relative experience and performance, with input from our CEO, Ms. Redd’s actual total direct compensation was at or near the 70th percentile of the blended comparative benchmark.  Messrs. Bregard’s and Conley’s total compensation was benchmarked against the comparative data included in the Hay Group’s broad based industry study.  For fiscal 2010, Mr. Bregard’s targeted total direct compensation was at the 50th percentile of the benchmark and Mr. Conley’s targeted total direct compensation was at the 65th percentile of the benchmark.  Based on the Organization & Compensation Committee’s assessment of Messrs. Bregard’s and Conley’s relative experience and performance, with input from our CEO, Mr. Bregard’s actual total direct compensation was at or near the 65th percentile of the benchmark and Mr. Conley’s actual total direct compensation was above the 75th percentile of the benchmark.   The actual total compensation for each of Ms. Redd and Messrs. Bregard and Conley was above the applicable benchmark due to the Company’s financial success (compared to many of the companies included in the comparative data or comparative group, as applicable) and the incentive bonuses resulting from that success.  In addition, due to the Company’s environmental legacy issues, Mr. Conley’s expertise and knowledge were given more weight, which further increased his compensation above the benchmark.  Actual total direct compensation percentiles shown above are based on what was paid in 2010 rather than earned for fiscal year 2010 for a more accurate comparison to the target direct compensation.

Securities and Exchange Commission
April 8, 2011

Since Mr. Seymour joined the Company in January 2010, Mr. Seymour’s total direct compensation was not benchmarked.  Mr. Seymour’s total compensation for fiscal 2010 consisted of a pro-rated total compensation package pursuant to the terms of his employment agreement, including a one-time grant of 120,000 shares of the Company’s restricted common stock and an option to purchase 100,000 shares of the Company’s common stock, as more fully described below.

Compensation Elements

The compensation program for executive officers has historically consisted of the following principal elements:

•	Short-term compensation, including base salaries and annual cash incentive awards;
•	Long-term compensation equity incentive awards, including restricted stock, stock options and cash-settled SARs; and
•	In-service and post-retirement/employment benefits — pension and 401(k) savings plans, however pension benefits were frozen effective fiscal year 2009.

The Committee believes that these elements of compensation create a flexible package that reflects the long-term nature of the Company’s businesses and rewards both short and long-term performance of the Company and individual in accordance with the objectives of the compensation program.

Base Salaries, page 27

20.
Although you provide general disclosure relating to the procedure for determining the amount of base salaries, your disclosure does not meaningfully convey the reasons why the Organization & Compensation Committee approved the specific amounts of base salary for your most recently completed fiscal year or why these amounts were appropriate under the circumstances.  Please revise accordingly in future filings.  Using information for your most recently completed fiscal year, please show us in your response what your revised disclosure will look like.

In accordance with the Staff’s comments, the Company will provide the following disclosure in future filings:

In fiscal 2010, the Organization & Compensation Committee approved an increase in base salary for certain of the Company’s named executive officers based on several factors, including the individual’s performance, sustained levels of contribution to the Company, the amount of wage increases received over the last three years, a review of the executive and senior management total compensation study conducted by the Hay Group on the Company’s behalf, and with respect to Mr. Seymour and Ms. Redd, the total compensation of similarly situated executive officers included in the comparator peer group developed by the Hay Group.  Based on the foregoing and as reflected in the Summary Compensation Table, Ms. Redd’s salary increased 12.0% and Mr. Conley’s base salary increased 5.0%.

Annual Cash Incentive Program, page 27

21.
In future filings, please provide more information regarding how you determine the amount of annual cash incentive compensation to pay each named executive officer.  See Item 402(b)(1)(v) of Regulation S-K.  Specifically, please specify the percentages of base salary each named executive officer would receive if the target and maximum levels for each performance goal were achieved.  Please also disclose the actual results achieved for each performance measure and how you evaluated the actual results achieved against the performance goals to determine the amount of compensation to award to the named executive officers. Refer to Item 402(b)(2)(v) of Regulation S-K.  We note in the Summary Compensation Table it appears that the CEO received more than 125% of base salary for his annual cash incentive award.  Please identify any uses of discretion by the Organization & Compensation Committee.  Finally, we note that 25 percent of target annual cash incentive pay is based on the achievement of personal factors.  For each named executive officer, please detail the elements of individual performance and contribution that are taken into account when making this determination.  Refer to Item 402(b)(2)(vii) of Regulation S-K.  Using information for your most recently completed fiscal year, please show us in your response what your revised disclosure will look like.

Securities and Exchange Commission
April 8, 2011

In future filings, the Company will provide additional information regarding how it determines the amount of annual cash incentive compensation paid to each named executive officer.  In particular, the Company will provide enhanced disclosures regarding the percentages of base salary each NEO would receive if the target and maximum levels for each performance goal were achieved. The Company will also disclose the actual results achieved for each performance measure and explain how the Company evaluates the results achieved against the performance goals to determine the amount of compensation to award to each NEO.

The Company advises the Staff that the Organization & Compensation Committee uses no discretion to determine whether each NEO has achieved its performance goals except with respect to the CEO’s achievement of personal factors, and in fiscal 2010 only the bonus amount paid to Mr. Bregard. The Company further advises the Staff that under the terms of the Company’s annual incentive plan, each NEO has the opportunity to earn up to 175% of his or her base salary multiplied by a payout level of 125% for the President and CEO, or 50% for the other NEO if the performance goals are achieved at the maximum level.  Because the CEO’s achievement percentage was 123% in fiscal 2010, Mr. Seymour earned 123% of his base salary ($676,500) multiplied by the 125% payout level ($845,625).

For fiscal 2010, the elements composing personal factors for each of our NEO included: quality, supplier performance, contract performance, affordability, shared services and backlog. The CEO evaluates the achievement of these personal factors for each NEO.  The Organization & Compensation Committee evaluates the achievement of these personal factors for the CEO.

In future filings, the Company will include the following revised disclosure, replacing the last paragraph on page 28 as follows:

The Organization & Compensation Committee tailors both performance measures and targets in order to most accurately approximate success criteria for both of our business segments and the Company’s performance overall. The payout levels are subject to change each year.  For fiscal 2010, our current NEO are subject to a payout level based on their position in the Company and will receive the following percentages of their actual achievement of the performance measures set forth below:

•	Scott J. Seymour — 125%

•	Kathleen E. Redd — 50%

•	Richard W. Bregard — 50%

•	Chris W. Conley — 50%

Securities and Exchange Commission
April 8, 2011

The performance measures used in fiscal 2010 to determine cash incentive awards for our NEO were the following:

Executive Targets	Target Opportunity	Maximum Opportunity	Actual Performance	Actual Achievement
(Dollars in millions)
Contract Profit(1)	16.25%	32.50%	$ 81.4	26.21%
•Threshold — under $73.9 — 0%
•Target — $73.9 to $76.3 — 1% to 100%
•Maximum — $76.4 to $84.7 — 101% to 200%
Free Cash Flow(2)	20.00%	40.00%	$ 178.3	40.00%
•Threshold — under $95.3 — 0%
•Target — $95.3 to $108.1 — 1% to 100%
•Maximum — $108.2 to $121.3 — 101% to 200%
Adjusted Earnings Before Interest and Taxes(3)	16.25%	32.50%	$ 82.0	12.72%
•Threshold — under $81.2 — 0%
•Target — $81.2 to $83.5 — 1% to 100%
•Maximum — $83.6 to $93.0 — 101% to 200%
Contract Awards(4)	22.50%	45.00%	$ 850.1	21.07%
•Threshold — under $789.9 — 0%
•Target — $789.9 to $864.3 — 1% to 100%
•Maximum — $864.4 to $993.9 — 101% to 200%
Personal Factors(5)	25.00%	25.00%	(5)	21.00% - 25.00%
•Threshold — 0 x multiplier — 0%
•Target — 1 x multiplier — 1% to 100%
Totals	100.00%(6)	175.00%(6)		121.00% - 125.00%(6)
____________

(1)
We defined Contract Profit to be net sales recognized for our Aerospace and Defense segment less cost of sales of our Aerospace and Defense segment, exclusive of certain corporate, certain retirement benefit costs and other non-contract related costs.

(2)
We defined Free Cash Flow to be the Aerospace and Defense segment performance before environmental remediation provision adjustments, retirement benefit plan expense and unusual items, further adjusted for depreciation and amortization, capital expenditures, changes in working capital balances and changes in long-term assets and liabilities and certain other adjustments.

(3)
We defined Adjusted Earnings Before Interest and Taxes to be the Company’s income from continuing operations before interest and income taxes, adjusted further for retirement benefit plan expense, unusual items and amortization of deferred financing fees.

(4)
We defined Contract Awards to be the amount of money to be received for a contract of our Aerospace and Defense segment that has been directly appropriated by the U.S. Congress or for which a purchase order has been received from a commercial customer. In certain circumstances adjustments may be made for the timing of when Contract Awards are received.

(5)
We defined Personal Factors for each of our NEO to be quality, supplier performance, contract performance, affordability, shared services and backlog.  The CEO evaluates the achievement of these personal factors for each NEO.  The Organization & Compensation Committee evaluates the achievement of these personal factors for the CEO.  For fiscal 2010, the actual personal factor, as determined by the CEO, for Ms. Redd was 23%, for Mr. Bregard was 25%, and for Mr. Conley was 21%. The Organization & Compensation Committee determined the actual personal factor for Mr. Seymour at 23%.

(6)
Under the terms of the Company’s annual incentive plan, each named executive officer has the opportunity to earn up to 175% of his or her base salary multiplied by a payout level of 125% for the President and CEO, or 50% for Ms. Redd, and Messrs. Bregard and Conley if the performance goals are achieved at the maximum level.

Securities and Exchange Commission
April 8, 2011

The calculations for the final payment of the annual cash incentive award for each NEO for fiscal 2010 were as follows, which are also reported in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table, which follows this Compensation Discussion and Analysis:

				Cash Incentive Awards
Name	Payout Level	Base Salary	Actual Performance Achievement Percentage	Award at 100% Target Performance	Award at 175% Maximum Performance	Actual Award at Achievement Percentage
Scott J. Seymour	125%	$550,000	123%	$687,500	$1,203,125	$845,625
Kathleen E. Redd	50%	336,000	123%	168,000	294,000	206,640
Richard W. Bregard	50%	234,007	125%	117,004	204,756	146,254
Chris W. Conley	50%	224,900	121%	112,450	196,788	136,065

Determining the Individual Compensation of our Named Executive Officers

The Company’s performance, measured against the performance goals described above, is used to adjust each NEO’s target cash incentive awards.  Each NEO’s target cash incentive award is then based on the individual’s performance relating to the achievement of such performance goals.  For the NEO, other than the CEO, the Organization & Compensation Committee considered individual performance, as assessed by the CEO.  The performance of the CEO was assessed directly by the Board.

The assessments described below pertain to fiscal 2010 performance and were used to help the Organization & Compensation Committee determine the size of each NEO’s 2010 annual incentive payment.

For Mr. Seymour, our President and CEO, the Organization & Compensation Committee considered his leadership in  mobilizing the organization behind our business strategy.  Mr. Seymour initiated strategic imperatives designed to improve the core operations which included affordability, shared services, supplier performance, quality, backlog, and contract performance.  As a result of his effective leadership, the Company achieved growth in net sales, core operating earnings, and cash from operations in fiscal 2010.

For Ms. Redd, our Vice President, Chief Financial Officer and Secretary, the President and CEO considered her key role in the achievement of our financial results in fiscal 2010.  The President and CEO also considered her leadership in the improvements to the Company’s capital structure and cash management, the improvement to the funded status of the qualified pension plan, her key role in revising the internal reporting for the Company’s organizational structure, and the results of the affordability and shared services initiatives which she led.

For Mr. Bregard, our Deputy to the President and CEO, the President and CEO considered his key role leading the Company’s organizational realignment, improvements made to security measures while decreasing the cost of security, and finally his leadership in establishing the Program Management center of excellence. Additionally, Mr. Bregard had a key role in the achievement of the Company’s financial results in fiscal 2010.

For Mr. Conley, our Vice President, Environmental Health & Safety, the President and CEO considered his role in meeting the budget objectives for environmental remediation activities, implementation of changes to the Company’s Safety Program, and obtaining U.S. government funding for certain environmental matters.

Securities and Exchange Commission
April 8, 2011

On February 9, 2011, the Organization & Compensation Committee met and approved fiscal 2010 annual cash incentive awards, which are reported in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table, which follows this Compensation Discussion and Analysis.

Long-Term Incentives, page 29

22.
We note that 50 percent of the restricted stock awards granted in 2010 will vest upon the achievement of three financial performance goals relating to sales, EBITDA, and asset utilization and that the stock options granted in 2010 will vest based on meeting the economic value added performance target.  For each performance goal relating to restricted stock and stock options grants in 2010, please disclose in future filings the performance targets, including the threshold and maximum levels, and the corresponding payouts associated with achievement of the threshold, target, and maximum levels.  Using information for your most recently completed fiscal year, please show us in your response what your revised disclosure will look like.

The Company advises the Staff that in order to provide the performance targets requested, the Company would need to disclose the long-term financial performance goals set by the Organization & Compensation Committee, which are based on financial projections and forecasts prepared by management.  Such projections and forecasts are confidential in nature and limited in scope and have not been disclosed to ensure investors do not interpret such projections and forecasts as guidance for the Company’s future performance.

23.	We note the disclosure in the last paragraph regarding the share ownership guidelines for executive officers and have the following comments:

•	Please disclose in future filings the period during which an executive officer must achieve the specific share ownership.

•
We note that you have similar share ownership guidelines for your directors.  Please advise us as to the consideration you have given to providing share ownership information for your executive officers similar to the information provided for your directors and disclosed in the table on page 18.

The Company refers the Staff to the disclosure on page 31 of the Proxy Statement, which sets forth a five year period from the date of appointment during which a NEO must achieve his or her specific share ownership.   In future filings, the Company will include information regarding the NEO’s share ownership similar to the information provided for the Company’s non-employee directors on page 18.

Summary Compensation Table, page 34

24.
We note that there is performance conditions associated with the stock option awards and with 50 percent of the restricted stock awards.  Please note that Instruction No. 3 to Item 402(c)(2)(v) and (vi) of Regulation S-K requires you to report the value at the grant date based upon the probable outcome of the performance conditions.  Additionally, if an amount less than the maximum amount was included in the Summary Compensation Table, you are required to disclose in a footnote to the Summary Compensation Table the value of the award at the grant date assuming that the highest level of performance conditions will be achieved.  We note in footnotes four and five on page 36, that as of November 30, 2010, you expected 50 percent of the stock options to vest and 78.48 percent of the restricted stock to vest.  It therefore appears that you have reported the grant date fair value based on the probable outcome of the performance conditions, but that you have not included a footnote disclosing the grant date fair value if the highest level of performance conditions were achieved.  Please revise your disclosure in future filings accordingly.

In accordance with the Staff’s comments, the Company will add footnotes to the Summary Compensation Table to disclose the grant date fair value based on the achievement of the performance conditions at the highest level in future filings.

Securities and Exchange Commission
April 8, 2011

25.
We note that Mr. Bregard received a bonus for 2010 that was not described in the Compensation Discussion and Analysis section.  In future filings, please provide information relating to this type of compensation when you describe the other elements of compensation and disclose how you determined the amount to be awarded.  Refer to Item 402(b)(1)(iii)-(v) of Regulations S-K.

In accordance with the Staff’s comments, the Company will include additional information on bonus compensation and the explanation of the determination of such compensation in the Compensation Discussion and Analysis section in future filings.  The Company advises the Staff that the bonus amount paid to Mr. Bregard in 2010 represented a discretionary bonus for fiscal 2010 performance.

26.
We note that Ms. Redd did not receive a restricted stock award in 2010 and that Mr. Bregard did not receive a stock option award.  We also note that no explanation for these compensation decisions was provided in the Compensation Discussion and Analysis section or by footnote to the Summary Compensation Table. Please revise accordingly in future filings.

In accordance with the Staff’s comments, the Company will include footnotes to the Summary Compensation Table disclosing these compensation decisions in future filings.

27.
We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K.  Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

The Company advises the Staff that from time to time the Organization & Compensation Committee reviews the structure and design of the Company’s various compensation plans. During fiscal 2010, the Organization & Compensation Committee undertook its annual review of the Company’s material compensation plans and programs for all employees and determined that none of the Company’s compensation policies and practices is reasonably likely to motivate inappropriate risk-taking behavior or have a material adverse effect on the Company.  The Company believes that its compensation plans effectively balance risk and reward and are generally uniform in design and operation throughout the Company.

Features of our compensation programs that we believe mitigate excessive risk taking include:

•	the mix between fixed and variable, annual and long-term, and cash and equity compensation, which are designed to support the Company’s business goals and promote both short-term and long-term growth;
•
determination of incentive awards based on the achievement of a variety of performance targets, thus diversifying the risk associated with a single performance target.  For example, during fiscal 2010, the Organization & Compensation Committee set performance targets for the annual cash incentive program consisting of contract profit, free cash flow, adjusted earnings before interest and taxes, contract awards, and certain other individual goals;

•	multi-year vesting periods for equity incentive awards, which encourage a focus on sustained growth and earnings; and
•
share ownership guidelines, which we believe provides a considerable incentive for our executive officers to consider the Company’s long-term financial health and performance because a portion of their personal investment portfolio consists of Company stock.

Securities and Exchange Commission
April 8, 2011

As requested by the Staff, we are providing the following acknowledgements:

-	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;
-	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and
-	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or require additional information, please do not hesitate to contact me at 916-355-2361.

Sincerely,

/s/ Kathleen E. Redd

Kathleen E. Redd
Vice President, Chief Financial Officer and Secretary